UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LRR Energy, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

50214A 104

(CUSIP Number)

Jaime Casas

Chief Financial Officer of LRE GP, LLC

Heritage Plaza

1111 Bagby Street, Suite 4600

Houston, Texas 77002

713-345-2126

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50214A 104

1	Names of Reporting Persons: LIME ROCK RESOURCES A, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 584,379(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 584,379(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 584,379(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 2.5%(2)

14	Type of Reporting Person (See Instructions): PN

(1)           Lime Rock Resources A, L.P. may also be deemed to own 640,165 subordinated units representing limited partner interests (each, a “Sub Unit”) in LRR Energy, L.P. (the “Partnership”).  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).

(2)           Calculation of percentage based on 23,315,146 common units of the Issuer issued and outstanding as of October 31, 2014 as set forth in the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

CUSIP No. 50214A 104

1	Names of Reporting Persons: LIME ROCK RESOURCES B, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 193,750(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 193,750(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 193,750(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.8%(2)

14	Type of Reporting Person (See Instructions): PN

(1)           Lime Rock Resources B, L.P. may also be deemed to own 212,245 Sub Units in the Partnership.  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

(2)           Calculation of percentage based on 23,315,146 common units of the Issuer issued and outstanding as of October 31, 2014 as set forth in the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

CUSIP No. 50214A 104

1	Names of Reporting Persons: LIME ROCK RESOURCES C, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 3,311,471(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 3,311,471(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,311,471(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 14.2%(2)

14	Type of Reporting Person (See Instructions): PN

(1)           Lime Rock Resources C, L.P. may also be deemed to own 3,627,590 Sub Units in the Partnership. The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

(2)           Calculation of percentage based on 23,315,146 common units of the Issuer issued and outstanding as of October 31, 2014 as set forth in the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

CUSIP No. 50214A 104

1	Names of Reporting Persons: JONATHAN C. FARBER

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 18,354

	8	Shared Voting Power: 4,089,600(1)

	9	Sole Dispositive Power: 18,354

	10	Shared Dispositive Power: 4,089,600(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,107,954(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 17.6%(2)

14	Type of Reporting Person (See Instructions): IN

(1)           Jonathan C. Farber may also be deemed to own 4,480,000 Sub Units.  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

(2)           Calculation of percentage based on 23,315,146 common units of the Issuer issued and outstanding as of October 31, 2014 as set forth in the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

CUSIP No. 50214A 104

1	Names of Reporting Persons: JOHN T. REYNOLDS

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 4,089,600(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 4,089,600(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,089,600(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 17.5%(2)

14	Type of Reporting Person (See Instructions): IN

(1)           John T. Reynolds may also be deemed to own 4,480,000 Sub Units.  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

(2)           Calculation of percentage based on 23,315,146 common units of the Issuer issued and outstanding as of October 31, 2014 as set forth in the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014.

CUSIP No.  50214A 104

This Amendment No. 5 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by Lime Rock Resources A, L.P. (“LRR A”), Lime Rock Resources B, L.P. (“LRR B”), Lime Rock Resources C, L.P. (“LRR C”), Jonathan C. Farber and John T. Reynolds (collectively, the “Reporting Persons”) on November 22, 2011, as amended by that certain Amendment No. 1 filed on December 20, 2011, that certain Amendment No. 2 filed on March 25, 2013, that certain Amendment No. 3 filed on May 17, 2013 and that certain Amendment No. 4 filed on May 23, 2014.  This Amendment is being filed in order to reflect changes in the percentages of the Reporting Persons’ beneficial ownership resulting from the increase in the number of common units of LRR Energy, L.P., a Delaware limited partnership (the “Partnership”) issued and outstanding as of October 31, 2014. This Amendment amends the information disclosed in the Original Schedule 13D as set forth herein.  Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D.  Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

The ownership chart in subparagraphs (a)-(b) and subparagraph (c)  is hereby amended and restated in its entirety by the following:

(a)-(b)   The aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons (on the basis of a total of 23,315,146 Common Units issued and outstanding as reported in the Partnership’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2014) is as follows:

LRR A

(i)	Amount beneficially owned: 584,379		Percentage: 2.5%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	584,379
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	584,379

LRR B

(i)	Amount beneficially owned: 193,750		Percentage: 0.8%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	193,750
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	193,750

LRR C

(i)	Amount beneficially owned: 3,311,471		Percentage: 14.2%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	3,311,471
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	3,311,471

Jonathan C. Farber

(i)	Amount beneficially owned: 4,107,954		Percentage: 17.6%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	18,354
	(B)	Shared power to vote or to direct the vote:	4,089,600

CUSIP No.  50214A 104

	(C)	Sole power to dispose or to direct the disposition of:	18,354
	(D)	Shared power to dispose or to direct the disposition of:	4,089,600

John T. Reynolds

(i)	Amount beneficially owned: 4,089,600		Percentage: 17.5%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	4,089,600
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	4,089,600

LRR A may also be deemed to beneficially own 640,165 Sub Units. LRR B may also be deemed to beneficially own 212,245 Sub Units. LRR C may also be deemed to beneficially own 3,627,590 Sub Units. The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

LRE GP owns approximately 0.1% general partner interest in the Partnership. LRE GP also owns all of the incentive distribution rights of the Partnership, which will entitle LRE GP to increasing percentages of the cash the Partnership will distribute in excess of $0.54625 per unit per quarter (the “Incentive Distribution Rights”). LRE GP has three classes of member interests, Class A, Class B and Class C. LRR A, LRR B and LRR C own 14.2894%, 4.7376% and 80.9730%, respectively, of the Class B member interests in LRE GP, which entitles them to an aggregate of 80% of the distributions payable to LRE GP by the Partnership with respect to the Incentive Distribution Rights for a period of six years from the closing of the Offering. Lime Rock Management LP (“Lime Rock Management”) is a Class A member of LRE GP and after the six-year period, Lime Rock Management will be entitled to all distributions with respect to the Incentive Distribution Rights in addition to the distributions with respect to LRE GP’s approximate 0.1% general partner interest in the Partnership.

Messrs. Farber and Reynolds may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Units, Sub Units and Incentive Distribution Rights (the “Units”) owned (directly or indirectly) by LRR A, LRR B and LRR C by virtue of being the controlling persons of LRR GP, LLC (“LRR GP LLC”). Messrs. Farber and Reynolds are the managing members of LRR GP LLC, which is the general partner of LRR GP. LRR GP is the general partner of LRR A, LRR B and LRR C. Messrs. Farber and Reynolds, LRR GP LLC and LRR GP may be deemed to share voting and dispositive power over the Units beneficially owned by LRR A, LRR B and LRR C. Each of Messrs. Farber and Reynolds, LRR GP LLC and LRR GP disclaim beneficial ownership of any interests of the Units held by LRR A, LRR B and LRR C in excess of such person’s or entity’s respective pecuniary in such Units. This report shall not be deemed an admission that Messrs. Farber or Reynolds, LRR GP LLC or LRR GP is the beneficial owner of such Units for purposes of Section 16 or for any other purpose.

LRE GP is controlled by Lime Rock Management, which is ultimately controlled by Messrs. Farber and Reynolds. As ultimate control persons of LRE GP, Messrs. Farber and Reynolds will share in distributions made by the Partnership with respect to the general partner interest held by LRE GP in proportion to their respective pecuniary interests. Messrs. Farber and Reynolds, by virtue of their ownership interest in LRE GP, may be deemed to share voting and dispositive power over the Incentive Distribution Rights and the general partner interest. Each of Messrs. Farber and Reynolds disclaim beneficial ownership of the Incentive Distribution Rights and the general partner interest held by LRE GP in excess of such person’s or entity’s respective pecuniary in such interest. This report shall not be deemed an admission that Mr. Farber or Mr. Reynolds is the beneficial owner of such Incentive Distribution Rights or general partner interest for purposes of Section 16 or for any other purpose.

(c)           The Reporting Persons have not effected any transactions in Common Units during the past sixty days.

CUSIP No.  50214A 104

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2014

Lime Rock Resources A, L.P.

		By:	Lime Rock Resources GP, L.P., its general partner

		By:	LRR GP, LLC, its general partner

		By:	*
		Name:	Jonathan C. Farber
		Title:	Managing Member

Lime Rock Resources B, L.P.

		By:	Lime Rock Resources GP, L.P., its general partner

		By:	LRR GP, LLC, its general partner

		By:	*
		Name:	Jonathan C. Farber
		Title:	Managing Member

Lime Rock Resources C, L.P.

		By:	Lime Rock Resources GP, L.P., its general partner

		By:	LRR GP, LLC, its general partner

		By:	*
		Name:	Jonathan C. Farber
		Title:	Managing Member

*
Jonathan C. Farber

*
John T. Reynolds

*By:	/s/ Kris Agarwal
Kris Agarwal, as Attorney-in-Fact